Exhibit 99.1

Perion Announces Redemption of Series L Convertible Bonds

First Quarter Cash Flow and Growing Net Cash Position in the Last Three Quarters Enable Early Debt Retirement

Tel Aviv & New York – May 15, 2019 – Perion Network Ltd. (NASDAQ: PERI),a global technology company that delivers synchronized digital marketing solutions for advertisers and publishers through the world's largest channels - digital advertising, social media, and search, announced today it provided a Notice of Redemption to the Noteholders of its 5% Series L Convertible Bonds due 2020 that were issued on September 23, 2014.

Mr. Gerstel commented, “Our ability to generate strong levels of Adjusted EBITDA combined with improved free cash flow, and strong cash balance as of the end of the first quarter, enabled the early repayment of the bonds. Strengthening our financial position has been a priority of our turnaround strategy; we believe this decision further bolsters our balance sheet.”

The redemption date will be June 6, 2019. Pursuant to the terms of the bond, the redemption amount will be the sum of approximately ILS 28.7 million ($8 million) in principal, a prepayment charge of approximately ILS 0.98 million ($0.3 million) and accrued interest of approximately ILS 0.3 million ($0.07 million), amounting to an aggregate redemption amount of approximately ILS 29.9 million ($8.4 million). Following the redemption, the bond will be delisted from the Tel Aviv Stock Exchange.

About Perion Network Ltd.:

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements:

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
investors@perion.com
Source: Perion Network Ltd.